Hilltop Holdings Inc. 200 Crescent Court, Suite 1330 Dallas, Texas 75201 Tel: 214.855.2177 Fax: 214.855.2173 www.hilltop-holdings.com NYSE: HTH

August 1, 2013	Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hilltop Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed on March 15, 2013

File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following responses to the Staff’s comments in a letter to the Company dated July 18, 2013.  For your convenience, we have repeated each comment prior to the applicable response.

Form 10-K for Fiscal Year Ended December 31, 2012

General

1.              Please revise future filings to disclose all periods of Industry Guide 3 information required therein for your banking operations. While we understand, as a result of fair valuing the acquired loans at acquisition, that the trends depicted in the Industry Guide 3 disclosures have changed to an extent, we believe that the loan portfolio and credit quality trends in those disclosures may provide an investor meaningful information about the acquired loan portfolio and its historical performance.

Response:  We reviewed various accounting literature, and the only relevant literature we found on this matter was SAB Topic 1F, specifically the last paragraph of the Interpretive Response to Question 2.  We, however, believe that SAB Topic 1F is inapplicable because the Company had operations unrelated to banking prior to its acquisition of PlainsCapital Corporation on November 30, 2012, and was not organized for the sole purpose of issuing common stock to acquire the common stock of PlainsCapital Corporation.  Additionally, including the financial data of PlainsCapital Corporation, as the acquired entity, on a historical comparative basis implies that the financial statements are combined under ASC 810-10 “Consolidation,” a criteria that we are not eligible to satisfy.  For example, the combined presentation of pre-acquisition net interest margin would isolate the acquired entity basis of recognition, which is not a consistent historical presentation of the Company’s activity on a consolidated basis.  As a result of purchase accounting, all loans were recorded at fair value at the date of acquisition.  Accordingly, we believe that historical trends on the loans, after giving effect to purchase accounting, is not representative of the trends going forward and the more appropriate trends are the performance of the loans after giving effect to purchase accounting.  Furthermore, we utilized the acquisition method of accounting rather than pooling.  Therefore, presenting such comparative data would further imply a combined/consolidated basis, which we believe is inappropriate under the applicable ASC.  We also believe that a comparative presentation of key financial data could be misleading notwithstanding appropriate disclosure.  We believe presentation on a “black-line” basis also is inappropriate in this instance.

In addition, the Company has previously provided historical Industry Guide 3 information for the banking operations of PlainsCapital Corporation, in a format consistent with PlainsCapital Corporation’s pre-merger accounting methodology, through required filings with the Commission. The registration statement on Form S-4 relating to the acquisition of PlainsCapital Corporation contained such historical Industry Guide 3 information for the years ended December 31, 2011, 2010 and 2009, and a copy of the joint proxy statement/prospectus contained therein was provided to each of the Company’s and PlainsCapital Corporation’s stockholders. Further, the amendment to the Company’s current report on Form 8-K filed with the Commission on February 13, 2013 contained certain information indicating loan portfolio and credit quality trends of the banking operations of PlainsCapital Corporation provided for by Industry Guide 3 for the years ended December 31, 2011, 2010 and 2009 and the nine months ended September 30, 2012. Although the information the Company has already provided to its stockholders has not been presented on a pro forma basis consistent with the Company’s accounting methodology, the Company’s stockholders may review this information already provided to them to evaluate loan portfolio and credit quality trends of the banking operations of PlainsCapital Corporation prior to its acquisition by the Company.

We also have the following concerns with including the requested pre-acquisition, historical data on a comparative basis:

•                  including historical comparative data on a pro forma basis beyond the purchase accounting pro forma requirements would require us to quantify purchase accounting throughout the discussion;

•                  it would require us to identify the presentation as containing non-GAAP financial measures and disclose the accounting policies, key estimates and other processes and decisions that preceded the acquirer;

•                  it would require us to “normalize” the results for 2012 in order to provide a full, annualized comparative presentation because Industry Guide 3 is an annual presentation.  Given the acquisition was consummated on November 30, 2012, which resulted in a stub period for 2012, this presents a challenge for historical comparative data, as it would require pro forma adjustments to arrive at a normalized period on a quarterly or annual basis; and

•                  given the historical financial data is that of the acquired entity, (i) our Principal Executive Officer and Principal Financial Officer would be required to provide their respective certifications, and therefore assume personal responsibility, for such acquired entity data; (ii) our independent registered public accounting firm would likely be required to provide comfort letters with respect to such data in connection with the Company’s future securities offerings; and (iii) the independent registered public accounting firm of the acquired entity would be required to provide us a consent for the inclusion of the acquired entity historical audited financial information.

For the foregoing reasons, we respectfully request that we not be required to provide historical comparative financial data for the acquired entity in our future filings.  We, of course, remain open to discussion and input from the Commission on this matter.

Business Segments

Banking, page 7

2.              Please revise future filings to provide more granular disclosures of the loans and loan products within each category presented in the table on page 7. Consider the need to break out commercial real estate loans from commercial and industrial loans and to discuss the specific industries to which you lend. Consider the need to provide disaggregated information of the types of real estate loans underlying that category as, for instance, residential development loans have different risk characteristics from commercial, retail, and office loans. Finally, as your originated loan portfolio grows, consider the need to present disaggregated information that presents those loans apart from purchased loans as the credit risks associated with each type of loan is different. This applies to all disclosures related to your loan portfolio, including credit quality and performance disclosures.

Response:  As requested, we will prospectively include in Item 1 of our Form 10-K more granular disclosures of the loans and loan products for each category presented in a table format.  Accordingly, such table will include segregated information concerning the types of loans we make, preceded by disclosure regarding the industries to which we lend.  Further, real estate loans will be disaggregated into more specific categories in such table.  With respect to originated and purchased loans, such table will present separate information for such loans.  Additionally, this additional disclosure prospectively will be included where disclosures are made related to our loan portfolio, including, among others, credit quality and performance disclosures.

3.              Please revise future filings to provide an expanded discussion of your policies and procedures for underwriting loans. For each loan category, include specific information as to how credit worthiness of borrowers is determined and discuss any metrics that are considered in the process (e.g. credit scores, debt service ratios, loan to value ratios, etc.). In order to provide an appropriate level of transparency surrounding the risks in your loan portfolio, separately discuss the historical policies and procedures used to underwrite acquired loans and those used to underwrite loans that you originate.

Response:  As requested, we prospectively will provide expanded disclosure regarding our policies and procedures for underwriting loans in Item 1 of Form 10-K.  This disclosure will include specific information regarding the process to determine the credit worthiness of borrowers and the metrics utilized, such as debt-to-income and loan-to-value.  Further, additional disclosure will be provided regarding historical policies and procedures used to underwrite loans and alterations to those policies and procedures that have been, or are being, implemented in order to provide further transparency of the risks associated with the entire loan portfolio.

4.              Please revise the footnotes to the financial statements in future filings to include a discussion of the risks and uncertainties related to your loans, by loan category. Refer to ASC 310-10.

Response:  As requested, we prospectively will include in the footnotes to the financial statements included in our Form 10-K a discussion of the risks and uncertainties related to our loans by loan category.  Such disclosure will address all required items in ASC 310-10.

Consolidated Financial Statements of Hilltop Holdings Inc. and Subsidiaries

Note 5. Loans and Allowance for Loan Losses, page F-27

5.             Please revise the tabular presentation on page F-29 in future filings to disaggregate the 30-89 day category based on the guidance set forth in ASC 310-10. The current presentation does not appear to provide enough detail to understand how the loans are migrating across the categories.

Response:  As requested, we prospectively will disaggregate the 30-89 day category in the table based on the guidance set forth in ASC 310-10.  Our Quarterly Report on Form 10-Q for the three and six month periods ended June 30, 2013, will include an updated table addressing this matter.

Note 16. Other Contingencies, page F-42

6.              Noting the indemnification liability for sold loans, please revise future filings to disclose your total exposure to it. Provide a roll-forward of loans put back to you for indemnification and discuss how they are resolved. Also, please provide a roll-forward of the related reserve. Please provide us a draft of your proposed revisions to future filings to be made in response to this comment.

Response:  As requested, we prospectively will include disclosure of our aggregate exposure to indemnification liability for loans sold.  Additionally, we prospectively will include tables that roll-forward loans put back to us and the related reserve.  Further, we will provide additional disclosure on how such loan put backs are resolved.  Accordingly, we propose to include the following supplemental disclosure in future filings:

The following tables provide for a roll-forward of claims activity for loans put-back to us based upon an alleged breach of a representation or warranty with respect to a loan sold and our reserves for indemnification on sold loan put-backs.  The following tables only reflect one month of activity due to acquisition of PlainsCapital Corporation at the close of business on November 30, 2012.

PrimeLending, a PlainsCapital Company

Indemnification Liability

(dollars in thousands)

Representation and Warranty Claims Activity - Unpaid Principal Balance

Month ended
December 31, 2012

Balance, beginning of period	$35,217
Claims made	6,379
Claims resolved with no payment	(1,565)
Repurchases	(338)
Indemnification payments	—

Balance, end of period	$39,693

Indemnification Liability Activity

Month ended
December 31, 2012

Balance, beginning of period	$18,544
Additions for new sales	280
Repurchases	(45)
Indemnification payments	—
Change in estimate	186

Balance, end of period	$18,965

Indemnification Liability
Specific Claims	$10,715
Incurred But Not Reported Claims	8,250

Total	$18,965

When claims for indemnification are made to us, we evaluate the claims and determine if it can be satisfied through additional documentation or other deliverables.  If such claim cannot be satisfied in that manner, we negotiate with the purchaser of the loan to reach a settlement on its claim.

In conclusion, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the Commission have any questions concerning the responses above or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-2171.

Very truly yours,

/s/ DARREN PARMENTER

Darren Parmenter
Senior Vice President - Finance

CGP:cp

cc:	John P. Nolan
Paul Cline
U.S. Securities and Exchange Commission